FORM OF E-MAIL ACCEPTING OPTIONS FOR EXCHANGE

Subject: Your Options Accepted for Exchange

Our option exchange offer expired at 5:00 p.m., Eastern time on January 31, 2002. Prior to the expiration of the exchange offer, you tendered the following option grant(s) for exchange:

Original Grant Date	Number of Options Granted

Spherion has accepted for exchange, and has cancelled, each of such options.

Subject to the terms and conditions set forth in the Offer to Exchange Outstanding Options Under Eligible Stock Option Plans dated December 21, 2001 and the Election Form, as each may have been amended, we will grant to you, on August 9, 2002, new options to purchase ____ shares of Spherion common stock.

If you have any questions regarding the stock option exchange program, please contact Lisa Iglesias, Vice President, General Counsel and Secretary, by e-mail at lisaiglesias@spherion.com or by telephone at (954) 351-8370.